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Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.
RATIOS OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,
(Dollars in Thousands)

	2004	2003	2002	2001	2000
EARNINGS:
Income (loss) before income taxes and minority interest	$149,346	$130,736	$(1,555,669)	$(178,956)	$309,563
Add (deduct):
Earnings on equity method investments	(69,623)	(53,154)	(43,675)	(50,639)	(38,723)
Distributions from unconsolidated entities	49,234	45,427	31,328	16,644	34,834
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(8,997)	(12,606)	(15,044)	(9,764)	(6,501)

	119,960	110,403	(1,583,060)	(222,715)	299,173
Add fixed charges:
Consolidated interest expense	198,706	188,069	157,034	128,520	125,369
Interest portion (1/3) of consolidated rent expense	38,770	27,607	27,461	18,645	17,790

	$357,436	$326,079	$(1,398,565)	$(75,550)	$442,332
FIXED CHARGES:
Consolidated interest expense	$198,706	$188,069	$157,034	$128,520	$125,369
Interest portion (1/3) of consolidated rent expense	38,770	27,607	27,461	18,645	17,790

	$237,476	$215,676	$184,495	$147,165	$143,159
RATIO OF EARNINGS TO FIXED CHARGES	1.51	1.51	— (a)	— (b)	3.09

Tax-effected preferred dividends	$300	$652	$750	$824	$886
Fixed charges	237,476	215,676	184,495	147,165	143,159

Fixed charges and preferred dividends	$237,776	$216,328	$185,245	$147,989	$144,045
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	1.50	1.51	— (a)	— (b)	3.07

(a)
Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $1,583.1 million and fixed charges and preferred dividends by $1,583.8 million. In the year ended December 31, 2002, TDS recognized a pre-tax loss on marketable securities and other investments of $1,888.4 million as a result of management's determination that unrealized losses with respect to the investments were other than temporary and the write-off of a note receivable.

(b)
Earnings for the year ended December 31, 2001 were insufficient to cover fixed charges by $222.7 million and fixed charges and preferred dividends by $223.5 million. In 2001, TDS recognized a pre-tax loss of $548.3 million primarily as a result of two merger transactions. The conversion of TDS's investment in common stock of VoiceStream Wireless Corporation into shares of Deutsche Telekom and cash pursuant to a merger of VoiceStream and Deutsche Telekom resulted in a pre-tax loss of $644.9 million. The conversion of TDS's investment in common stock of Illuminet Holding, Inc into shares of VeriSign, Inc. pursuant to a merger resulted in a pre-tax gain of $96.1 million. The loss and gain, respectively, were the result of the change in the market price of VoiceStream and Illuminet stocks between the time TDS acquired such stock and the date of the merger transactions.

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  Exhibit 12